SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 4)*

SERONO S.A.
(Name of Issuer) Bearer Shares, nominal value CHF 25 per share
(Title of Class of Securities) CINS: H32560106
(CUSIP Number) December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 11

CUSIP NO. CINS: H32560106	13G/A	PAGE 2----------- of ------11 PAGES

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Ernesto Bertarelli
2	Check the Appropriate Box if a Member of a Group (a) ☒ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,753,289
	6	Shared Voting Power N/A
	7	Sole Dispositive Power 126,359
	8	Shared Dispositive Power 4,626,930
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,753,289
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 46.9%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. CINS: H32560106	13G/A	PAGE 3----------- of ------11 PAGES

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Maria-Iris Bertarelli
2	Check the Appropriate Box if a Member of a Group (a) ☒ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 154,000
	6	Shared Voting Power N/A
	7	Sole Dispositive Power 154,000
	8	Shared Dispositive Power 4,626,930
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,780,930
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 47.2%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. CINS: H32560106	13G/A	PAGE 4----------- of ------11 PAGES

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Donata Bertarelli Spaeth
2	Check the Appropriate Box if a Member of a Group (a) ☒ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 130,520
	6	Shared Voting Power N/A
	7	Sole Dispositive Power 130,520
	8	Shared Dispositive Power 4,626,930
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,757,450
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 47.0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. CINS: H32560106	13G/A	PAGE 5----------- of ------11 PAGES

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Bertarelli & Cie
2	Check the Appropriate Box if a Member of a Group (a) ☒ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,626,930
	6	Shared Voting Power N/A
	7	Sole Dispositive Power 4,626,930
	8	Shared Dispositive Power N/A
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,930
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 45.7%
12	Type of Reporting Person (See Instructions) OO

CUSIP NO. CINS: H32560106	13G/A	PAGE 6----------- of ------11 PAGES

Item 1(a).	Name of Issuer:

Serono S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15 bis, Chemin des Mines Case Postale 54 CH-1211 Geneva 20 Switzerland

Item 2(a).	Names of Persons Filing:

Ernesto Bertarelli, an individual
Maria-Iris Bertarelli, an individual
Donata Bertarelli Spaeth, an individual
Bertarelli & Cie, a societe en commandite par actions organized under the laws of Switzerland. Ernesto Bertarelli is President, Managing Director and a shareholder and each of Maria-Iris Bertarelli and Donata Bertarelli Spaeth is a Director and a shareholder of Bertarelli & Cie.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Ernesto Bertarelli:
c/o Serono International S.A.
15 bis, Chemin des Mines
CH-1211 Geneva 20
Switzerland

For Maria-Iris Bertarelli, Donata Bertarelli Spaeth and Bertarelli & Cie:
c/o Kedge Capital (Suisse) SA
Post Office Box 145
2, Chemin des Mines
CH-1211 Geneva 20
Switzerland

Item 2(c).	Citizenship:

Ernesto Bertarelli: Switzerland Maria-Iris Bertarelli: Switzerland Donata Bertarelli Spaeth: Switzerland Bertarelli & Cie: A societe en commandite par actions organized under the laws of Switzerland

Item 2(d).	Title of Class of Securities:

Bearer Shares, nominal value CHF 25 per share

CUSIP NO. CINS: H32560106	13G/A	PAGE 7----------- of ------11 PAGES

Item 2(e).	CUSIP Number:

CINS: H32560106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

With respect to Ernesto Bertarelli:

(a)
Amount beneficially owned: 4,753,289 shares, including 4,626,930 shares held by Bertarelli & Cie and 9,800 shares that Mr. Bertarelli has the right to acquire within 60 days after December 31, 2004 upon the exercise of stock options.

(b)	Percent of class: 46.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,753,289

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of: 126,359

(iv)	Shared power to dispose or to direct the disposition of: 4,626,930

Ernesto Bertarelli disclaims beneficial ownership of shares owned individually by Maria-Iris Bertarelli and Donata Bertarelli Spaeth.

With respect to Maria-Iris Bertarelli:

(a)	Amount beneficially owned: 4,780,930, including 4,626,930 shares held by Bertarelli & Cie

(b)	Percent of class: 47.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 154,000

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of: 154,000

(iv)	Shared power to dispose or to direct the disposition of: 4,626,930

Maria-Iris Bertarelli disclaims beneficial ownership of shares owned individually by Ernesto Bertarelli and Donata Bertarelli Spaeth.

CUSIP NO. CINS: H32560106	13G/A	PAGE 8----------- of ------11 PAGES

With respect to Donata Bertarelli Spaeth:

(a)	Amount beneficially owned: 4,757,450, including 4,626,930 shares held by Bertarelli & Cie

(b)	Percent of class: 47.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 130,520

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of: 130,520

(iv)	Shared power to dispose or to direct the disposition of: 4,626,930

Donata Bertarelli Spaeth disclaims beneficial ownership of shares owned individually by Ernesto Bertarelli and Maria-Iris Bertarelli.

With respect to Bertarelli & Cie:

(a)	Amount beneficially owned: 4,626,930

(b)	Percent of class: 45.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,626,930

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of: 4,626,930

(iv)	Shared power to dispose or to direct the disposition of: N/A

Bertarelli & Cie disclaims beneficial ownership of shares owned individually by Ernesto Bertarelli, Maria-Iris Bertarelli and Donata Bertarelli Spaeth.

CUSIP NO. CINS: H32560106	13G/A	PAGE 9----------- of ------11 PAGES

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Ernesto Bertarelli

Maria-Iris Bertarelli

Donata Bertarelli Spaeth

Bertarelli & Cie

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP NO. CINS: H32560106	13G/A	PAGE 10----------- of ------11 PAGES

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

*
Ernesto Bertarelli

*
Maria-Iris Bertarelli

*
Donata Bertarelli Spaeth

BERTARELLI & CIE

/s/ Thomas J. Plotz
By: Thomas J. Plotz
Title: Attorney-in-Fact

* By:	/s/ Thomas J. Plotz
Thomas J. Plotz, Attorney-in-Fact

CUSIP NO. CINS: H32560106	13G/A	PAGE 11----------- of ------11 PAGES

EXHIBITS

*1. Power of Attorney of Ernesto Bertarelli

*2. Power of Attorney of Maria-Iris Bertarelli

*3. Power of Attorney of Donata Bertarelli Spaeth

*4. Power of Attorney of Bertarelli & Cie

*5. Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

*Previously filed as an exhibit to the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.